Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

PRESS RELEASE

Contact:

Mary E. Chowning, CFO

(616) 257-2777

mchowning@xrite.com

X-RITE SHAREHOLDERS APPROVE THE ISSUANCE OF STOCK IN CONNECTION

WITH X-RITE’S OFFER FOR ALL REGISTERED SHARES OF AMAZYS HOLDING AG

Grandville, Michigan, June 30, 2006 – X-Rite, Incorporated (Nasdaq: XRIT) announced today the results of the vote held at the special meeting of X-Rite shareholders in connection with its offer to purchase all of the outstanding registered shares of Amazys Holding AG (“Amazys”) for the purchase price of CHF 77 per Amazys share plus 2.11 shares of X-Rite stock per Amazys share (“Offer”).

X-Rite announced that at a special meeting of shareholders held today in Chicago, Illinois, its shareholders have voted to approve the issuance of shares of X-Rite common stock in connection with the Offer. Approximately 17 million shares were represented at the meeting (including shares represented by proxies), of which approximately 99% (or 16.9 million shares) were voted in favor of the proposal.

The exchange of Amazys shares for shares of X-Rite common stock and cash is expected to take place on July 5, 2006, subject to the satisfaction of certain conditions.

About X-Rite:

X-Rite is a leading provider of color measurement solutions comprised of hardware, software and services for the verification and communication of color data. The Company serves a broad range of industries, including graphic arts, digital imaging, industrial and retail color matching, and medical. X-Rite is global, with 20 offices throughout Europe, Asia, and the Americas, serving customers in 100 countries. Visit www.xrite.com for more information.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite has filed or will file with the U.S. Securities and Exchange Commission (“SEC”). X-Rite has filed exchange offer materials and other documents with the SEC, and has also filed exchange offer materials with the Swiss Takeover Board. Final exchange offer materials and certain other offer documents are available to all shareholders of Amazys at no expense to them. The exchange offer materials and proxy statement are also available for free at the SEC’s website at www.sec.gov. Amazys shareholders are urged to read the relevant exchange offer documents, including the final prospectus, as well as any amendments or supplements to those documents, because they contain important information.

Copies of the proxy statement, the registration statement and the SEC filings of X-Rite that are incorporated by reference in the proxy statement and the registration statement can also be obtained, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of X-Rite common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

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